Mail Stop 3561

May 28, 2010

Kenneth A Hasija
President
Davenport Theatrical Enterprises, Inc.
250 West 49th Street
Suite #301
New York, NY 10019

> **Re: The Godspell LLC**
> **Amendment No. 4 to Offering Statement on Form 1-A**
> **Filed May 13, 2010**
> **File No. 024-10261**

Dear Mr. Hasija:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Notification

Item. Jurisdictions in Which Securities Are to be Offered

1.   We note your response to comment four in our letter dated April 30, 2010, and we re-issue that comment. As previously requested, revise this section to address whether the securities have been or will be registered in the noted jurisdictions.

Item 5. Unregistered Securities Issued or Sold Within One Year

2.   We note your response to comment five in our letter dated April 30, 2010. Please add disclosure to that effect to this section.

Offering Circular

General

3.   We note your response to comment one in our letter dated April 30, 2010. Please revise your offering circular to clarify whether investors can: obtain a list of other investors, receive appraisal or dissenters' rights, remove and replace the managing member, and compel dissolution or liquidation of the limited liability company. Also, please revise your offering circular to provide the information described in section II.B.2.d of Release No. 33-6900 (June 17, 1991).

4.   We note your response to comment two that the company does not believe that the tax consequences are material to this offering.   It continues to appear to us that the tax consequences are material to your offering. Revise to add disclosure in the offering circular describing all material federal tax consequences and file a supporting tax opinion as an exhibit. We may have further comment.

5.   We note your response to comment three. We continue to believe that the company is not conducting a minimum/maximum offering with a minimum offering of 45,000 units given that accredited investors can determine to invest in the offering and allow their funds given to the company to be used immediately and their funds will not be deposited into the trust account. As previously requested, please revise your offering circular to accurately describe the offering being conducted. The offering circular should be revised in all appropriate sections including the use of proceeds and plan of distribution section. Additionally, as currently structured we do not understand how your offering complies with Rule 10b-9. Please revise as appropriate.

6.   Please revise to clarify that an investment made by an Accredited Investor who authorizes immediate use will still count towards the company reaching the minimum offering amount.

Cover page

7.   We note your statement that "the proceeds of this offering will be deposited in a special bank account in trust until the Minimum Offering is completed …." We also note your response to comment 23 that the company does not have a trust agreement. Please revise your disclosure throughout your offering circular to clarify that you do not have a trust agreement or a trustee.

8.   We note your statement that "except with respect to the investment of front money and those accredited investors that expressly authorize use of their funds prior to achieving the minimum offering, there will be no deductions form the funds returned to investors if the minimum offering is not achieved." Please revise to clarify your statement to indicate that investors who do not authorize the use of their funds will have their entire investment returned if the minimum is not achieved. Also address that the front money investor and certain accredited investors who authorize the use of their funds are at risk of losing their investments.

Offering Circular Summary

Our Business

9.   We note that there is a production contract between the company and the authors of the Musical that has been fully negotiated and all the material terms have been agreed to but the contract has not been executed. Please revise the offering circular to address in detail the company's plans if the authors of the Musical do not execute the contract. Specifically address the company's plans during the offering and after the offering has been completed but the negotiations with the authors of the Musical continue. We may have further comment.

Management, page 46

10.   We note your response to comment 17 of our letter dated April 30, 2010. Please add a footnote to your table to clarify that the Return on $1.00 Investment includes the distribution to investors of their initial capital contributions of one dollar and that for the Altar Boyz Detroit, the distribution to investors for each dollar invested was only $0.345.

*****

        As appropriate, please amend your offering statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact John Archfield at (202) 551-3315 or Ryan Milne at
(202) 551-3688 if you have questions regarding comments on the financial statements
and related matters. Please contact Damon Colbert at (202) 551-3581 or David Link at
(202) 551-3356 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Heather Reid
        Fax: (212) 308-0642